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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                            Foamex International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 12, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)
                                Page 1 of 8 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               18,415,185
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               18,415,185

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           18,415,185

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.7%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

                                Page 2 of 8 pages

-----------------------
  CUSIP No. 344123104
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               18,415,185
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               18,415,185

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           18,415,185

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           19.7%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------

                                Page 3 of 8 pages

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            FOAMEX INTERNATIONAL INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 3 thereto filed December 5, 2006 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this
Schedule 13D, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 4 is being filed to report that on February 12, 2007 (the "Effective Date"), the Company's Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Second Amended Plan"), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Company emerged from Chapter 11 bankruptcy protection.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                                Page 4 of 8 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

     No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from December 14, 2006 through February 12, 2007, other than as described in Item 4 herein.


Item 4 is hereby supplemented as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     On the Effective Date, the Second Amended Plan, as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Company emerged from Chapter 11 bankruptcy protection.

     As previously reported, Goldman Sachs has been an observer on an ad hoc committee of shareholders (the "Ad Hoc Committee") that was formed in connection with the Company's bankruptcy proceedings. The Ad Hoc Committee, comprised of D.
E. Shaw Laminar Portfolios, L.L.C., Sigma Capital Management, LLC, Par IV Capital Management LLC and Paloma International L.P. (with Goldman Sachs acting as an observer), has been dissolved.

     On February 12, 2007, Goldman Sachs exercised a call option (the "Call Option") pursuant to the Second Amended Plan and the Call Option Agreement (as defined in the Second Amended Plan). Under the Call Option, Goldman Sachs purchased 1,339,974 shares of Common Stock on the Effective Date. Accordingly, when combined with the shares of Common Stock previously held by Goldman Sachs and the shares purchased by Goldman Sachs on the Effective Date pursuant to the rights offering conducted by the Company in connection with the Second Amended Plan, the aggregate number of shares of common stock of Foamex beneficially owned by Goldman Sachs is 19.74%.

     In addition, in accordance with the Second Amended Plan, D. E. Shaw Laminar Portfolios, L.L.C., Goldman Sachs, Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., and Sunrise Partners Limited Partners (collectively, the "Significant Equityholders") had the right, but not the obligation, to nominate four members of the board of directors of the Company, as of the Effective Date. Accordingly, the following persons were designated by the Significant Equityholders, other than by Goldman Sachs, to serve as members of the board of directors: (i) Robert B. Burke of Par IV Capital Management, LLC, (ii) Seth Charnow of the D. E. Shaw group, (iii) Eugene I. Davis of PIRINATE Consulting Group, LLC, and (iv) Gregory E. Poling of W. R. Grace & Co.

     Goldman Sachs hereby expressly disclaims (i) any membership in a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other Significant Equityholder or member of the Ad Hoc Committee and
(ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder or member of the Ad Hoc Committee) other than the shares of common stock beneficially owned by Goldman Sachs.



                                Page 5 of 8 pages

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of February 12, 2007, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 18,415,185 shares of Common Stock acquired in the ordinary course of business by Goldman Sachs, representing in the aggregate approximately 19.7% of the shares of Common Stock reported to be outstanding as provided by the Company.

     As of February 12, 2007, GS Group may be deemed to have beneficially owned indirectly an aggregate of 18,415,185 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 19.7% of the shares of Common Stock reported to be outstanding as provided by the Company.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of February 12, 2007 other than as set forth herein.

     (c) No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto, during the period from December 14, 2006 through February 12, 2007, other than as described in Item 4 herein.



                                Page 6 of 8 pages

Item 6 is hereby supplemented as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     In connection with the Plan and the previously disclosed Equity Commitment Agreement among the Company and the Significant Equityholders, the Significant Equityholders entered into a registration rights agreement (the "Registration Rights Agreement") with the Company under which each of the Significant Equityholders received demand and "piggyback" registration rights with respect to the public resale of shares of Common Stock held by them. Among other things, the Registration Rights Agreement entitles the Significant Equityholders to make two demands for registration of all or part of the holder's Common Stock, subject to certain conditions and exceptions. No demand will qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement. In addition, piggyback registration rights contained in the Registration Rights Agreement provide that, subject to certain conditions and exceptions, if the Company proposes to file a registration statement under the Securities Act of 1934, as amended, with respect to an offering of equity securities, then the Company will offer each of the Significant Equityholders the opportunity to register all or part of their shares of common stock on the terms and conditions set forth in the Registration Rights Agreement. Upon the request of holder of at least 25% of the aggregate number of outstanding shares of common stock, the Significant Equityholders also have unlimited rights to register common stock that is subject to the Registration Rights Agreement on Form S-3, if and when the Company qualifies to use such form.

     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.7 hereto and incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.       Exhibit
-----------       -------

 99.7 Registration Rights Agreement, dated as of February 12, 2007, by and among the Significant Equityholders and the Company.



                                Page 7 of 8 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2007

                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                Page 8 of 8 pages